 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 13, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Begins Phase 1 Clinical Trial in the US to Evaluate Investigational Anti-CD4 CAR-T Therapy for Relapsed or Refractory T-Cell Lymphoma

On September 13, 2021, Legend Biotech Corporation (the “Company”) announced the start of a Phase 1 clinical trial in the United States for LB1901, an investigational autologous CD4-targeted chimeric antigen receptor T-cell (CAR-T) therapy for the treatment of adults with relapsed or refractory peripheral T-cell lymphoma (PTCL) or cutaneous T-cell lymphoma (CTCL). LB1901 targets CD4, a surface membrane glycoprotein uniformly expressed in most TCL subtypes. The trial follows the U.S. Food and Drug Administration (FDA) clearance of the Investigational New Drug (IND) application submitted by Legend Biotech.

The Phase 1 trial (LB1901-TCL-001), which is being led by Dr. Swaminathan P. Iyer, Professor of Lymphoma & Myeloma at The University of Texas MD Anderson Cancer Center, is an open label, multi-center and multicohort clinical study of LB1901 in patients with relapsed or refractory (RR) PTCL or CTCL (NCT04712864)—patients with histologically confirmed CD4+ RR PTCL (PTCL not otherwise specified, or PTCL-NOS, and angioimmunoblastic T cell lymphoma, or AITL) or RR CTCL (mycosis fungoides and Sézary syndrome).  Recruitment in the trial has begun in the U.S. The primary objectives are to characterize the safety and tolerability of LB1901 and determine the optimal dose.

T-cell lymphoma is a heterogeneous group of lymphoid malignancies that account for less than 15 percent of non-Hodgkin’s lymphoma cases in the US.  PTCL comprises subtypes that are uncommon and often aggressive, with a 5-year overall survival of only 39%. CTCL are a group of T-cell malignancies that occur primarily in the skin. Despite current treatment options, a substantial proportion of patients with PTCL or CTCL experiences relapse. A high unmet medical need remains for patients with relapsed or refractory PTCL and CTCL.

On September 13, 2021, the Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

On September 13, 2021, the Company also posted an updated version of its corporate presentation, reflecting updates to certain near term target dates, to its website.

This Form 6-K (other than Exhibits 99.1 and 99.2 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-257625 and 333-257609) and Form S-8 (File No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; the anticipated timing of, and ability to progress, the Phase 1 clinical trial of LB1901 in RR PTCL and RR CTCL; patient enrollment in the LB1901 Phase 1 clinical trial; and the potential benefits of LB1901 or any of our other product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated September 13, 2021.
99.2	Corporate Presentation – September 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

September 13, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer